August 11, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:       Jessica Livingston

                Eric Envall

Re:	KingsCrowd, Inc.
Post Effective Amendment on Form 1-A
Filed July 21, 2022
Response dated June 17, 2022
File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us,” “KCI” or the “Company”) to the comments contained in your letter, dated August 4, 2022 (the “Letter”), relating to the Company’s Post Effective Amendment No. 1 on Form 1-A, File No. 024-11497 (the “Post Effective Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that we are submitting Amendment No. 2 to the Post Effective Amendment (“Amendment No. 2”) via EDGAR on the date hereof. Based on our conversation with the Staff on August 10, 2022, we are revising only the letter to be sent to investors to include the entirety of Section of the Securities Act of 1933, as amended, and to add language regarding the time in which an investor must bring an action under Section 13, as requested in comment 1 of the letter.

Amendment to Post Effective Amendment on Form 1-A filed July 21, 2022

General

1.

We refer to your response to comment 1 and to the letter that Republic will e-mail to purchasers. Your discussion of the statutory period suggests that purchasers could bring a claim under Section 12 within three years from when your Regulation A offering was qualified and the offering commenced to the public, which is not accordance with Section 13. We direct you to the first sentence of Section 13, which states “No action shall be maintained to enforce any liability created under section 11 or section 12(a)(2) of this title unless brought within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, or, if the action is to enforce a liability created under section 12(a)(1) of this title, unless brought within one year after the violation upon which it is based” (emphasis added). Please revise to reflect the entirety of Section 13 to clarify when claims under Section 12(a)(1) or Section 12(a)(2) must be brought.

Response:

We respectfully advise the Staff that we have amended the letter that Republic will email to purchasers of Class A Shares during the period of non-compliance with Regulation A to reflect that the a purchase must bring an action against us:

●	within one year after the violation on which the lawsuit is based, which would be the date on which an investor purchased our Class A shares;

●	but no more than three years after we started offering the Class A shares to the public, or until August 3, 2024.

1

Offering Circular Summary, page 4

2.

We note that in your previous responses you state that there is currently only one fund that has been established for which KingsCrowd Capital, LLC serves as a sub-adviser. Please clarify whether such fund has begun operations and/or investing its assets. If so, please clarify the commencement date on which such actions began.

Response:

We respectfully advise the Staff that the Fund commenced operations on February 16, 2022 when it first began offering shares to prospective investors. On February 25, 2022, the first investor funded its investment in the Fund. To date, the Fund has raised approximately $1.367 million in committed capital from 46 investors, of which approximately $643,000 has been contributed and the remaining amount will be called in the Fund’s next capital call in 2023. To date, the Fund has not deployed any of the funded capital raised.

Our Business

Our Solutions for a New Market, page 47

3.

We note in your response to Comment 4 you stated that “KCI does invest in securities and owns no securities other than its ownership interest in KCC.” We are not persuaded by your response. Therefore, please provide a detailed legal analysis regarding whether any of KingsCrowd, Inc. and its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response:

We herewith attach a schematic showing the organizational structure of the Company and KingsCrowd Capital, LLC (“KCC”). We hope that the diagram is helpful to demonstrate that neither the Company nor KCC is an “investment company” under Section 3 of the Investment Company Act of 1940, as amended (“1940 Act”).

The Company provides investors with information concerning issuers raising capital on on-line private capital platforms. The Company’s only business purpose is to serves as the sub-adviser to a fund that is exempt from 1940 Act registration pursuant to Section 3(c)(1) and 3(c)(7) of the 1940 Act. The activities and operations of the Company and KCC each do not meet the definition of an “investment company” for the following reasons:

1.

 The Company and KCC do not engage in the business of investing, reinvesting, trading, owning or holding securities or investment securities. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which “is or holds itself out as being primarily, or proposed to engage primarily, in the business of investing, reinvesting, or trading in securities.” Neither the Company nor KCC holds itself out as nor does neither propose to engage in any of the activities specified in Section 3(a)(1)(A). The Company is a publisher of investment research. KCC furnishes investment advice to a private fund as its sub-adviser. Neither the Company nor KCC invests, reinvests, or trades securities. As previously mentioned, the Company owns no securities of any other issuer other than being the sole member of a Delaware limited liability company, KCC. As discussed below, the Company also owns all of the LLC interests of Early Investing (“EI”). Upon the acquisition of EI, the Company absorbed all of its assets and functions and EI staff became employees of the Company. Currently, EI exists as a shell entity that the Company is in the process of dissolving under state law. KCC owns no securities of any issuer.

2.	Because neither the Company nor KCC engages in the activities specified in Section 3(a)(1)(A), neither can be said to “primarily” engage in these activities.

3.

Neither the Company nor KCC meets the definition of an investment company based on the general carve out from this definition found in Section 3(b)(1) of the 1940 Act. Section 3(b) of the 1940 Act excludes various persons from the definition of an investment company. Section 3(b)(1) provides that “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or business other than that of investing, reinvesting, owning, holding or trading in securities.” is not an investment company. As explained previously and above, each of the Company and KCC are excluded from the 1940 Act definition of an investment company under Section 3(b)(1) because each is an issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or business other than that of investing, reinvesting, owning, holding or trading in securities.” The Company is a publisher of investment research and KCC is a sub-adviser to a private fund.

4.

 Moreover, KCC is further carved out of the definition of an investment company under Section 3(b)(3) of the 1940 Act. This section excludes from the definition of an investment company “any issuer all the outstanding securities of which (other than short-term paper and directors’ qualifying shares) are directly or indirectly owned by a company excepted from the definition of an investment company by paragraph (1) or (2) of this section.” All of KCC’s outstanding securities are owned by the Company. Because the Company is excepted from the definition of an investment company under Section 3(b)(1), KCC is exempted under Section 3(b)(3) from the definition of an investment company under Section 3 of the 1940 Act. KCC has not issued any “short-term paper” or “directors’ qualifying shares” as defined for the purposes of Section 3(b)(3) or otherwise.

2

4.

In addition, please provide a detailed legal analysis regarding whether KingsCrowd, Inc. or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Further, in connection with this calculation, please provide detail on any items excluded from the numerator and denominator in order to arrive at such figures. Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response:

We respectfully advise the Staff that, because the application of Section 3 of the 1940 Act to the activities and operations of the Company and KCC demonstrate that neither the Company nor KCC meets the definition of an investment company, an analysis of the factors enumerated under Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah”) is superfluous. However, in order to allay the Staff’s concerns, we ask that you please consider the following analysis, in which we address each of the 5 factors in Tonopah:

1.	Company’s Historic Development

The Company was founded in 2017. Since its founding, the Company has engaged in a sole business line: providing investment research to investors relating to offerings by issuers raising capital on private on-line platforms. While the Company has made several acquisitions to grow its business (Crowditz, Newchip, Early Investing (“EI”) and TechNori as described in the offering circular), in no instance were these acquisitions either structured or intended as a way to engage, directly or indirectly, in the business of investing, reinvesting, trading, owning or holding securities. In each case, these acquisitions have been structured as an asset purchase and sale with one limited exception. In March 2020, the Company acquired all of the membership interest of EI from a third-party which, nonetheless, was accounted for as an acquisition of assets. EI’s assets and activities have been absorbed into the Company and its staff became employees of the Company. EI is a dormant shell that the Company is in the process of dissolving under state law. In each of the acquisitions, the assets acquired were immediately incorporated into the Company’s overall business activities and operations and any staff previously employed by these companies who joined the Company upon completion of the acquisition became employees of the Company. With the limited exception of EI, the Company has never owned any of the securities issued by any of these acquisition targets and has never invested, reinvested, traded, held or owned securities of any issuer. EI immediately ceased any operations and its assets and activities were used exclusively by the Company to carry out its ongoing business.

KCC was formed in late 2021 and commenced operations in early 2022 in connection with an initiative to launch one or more funds meeting the definition of a “qualifying venture capital fund”, as defined in Section 3©(1)(C)(ii) of the 1940 Act. The Fund is exempt from 1940 Act registration. As the sub-advisor to the fund, KCC takes its input from the output of the Company’s research process. As a result, KCC makes investment decisions on behalf of the fund to invest from time to time and over time in some of the companies that have been most highly rated by the Company. As previously mentioned, the Company is the sole member of KCC so that KCC can be considered as a wholly-owned subsidiary of the Company.

3

CONCLUSION: While the Company has grown its business by making various asset acquisitions from other companies, it is not a holding company and does not hold any “investment securities “as defined in Section 3(a)(2) of the 1940 Act. KCC’s sole activity is to serve as the sub-adviser to a 1940 Act “qualifying venture capital fund.”

2.	Public Representations of Policy

Below are relevant excepts from the Company’s various SEC filings for offering conducted pursuant to Reg CF (Form C) and Reg A (Form 1-A) and related periodic reports (Form C-AR, Form 1-SA and Form 1-K; 12/31/2021 financial statements) and from the private placement memorandum of the fund for which KCC serves as sub-adviser:

For the Company:

Form C, as filed with the SEC on May 24, 2019

“Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

KingsCrowd aims to provide the infrastructure for startup investment decisions with a platform agnostic research and analytics solution including 4 components: We provide deal aggregation, but still put the burden of determining, where, what and who to invest in on the individual. We remove the burden from the individual by answering these questions through (1) Investor education, (2) comprehensive market analytics, (3) In-depth market and deal research and (4) standardized rating report cards.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000166919120000096/offeringstatement.pdf

Form 1-A, Offering Statement filed with the SEC pursuant to Rule 253(g)(1) on August 5, 2021.

Page 45.

“OUR BUSINESS

Overview

Our mission is to democratize investing by providing institutional grade research, analytics tools and ratings to investors in the online private markets.

We offer new and seasoned investors in the online private markets the research and insight they need to make data driven investment decisions. We deliver our data in manageable and cogent segments in plain English without diluting the substance or importance of the information, which keeps the data accessible to novice investors without sacrificing the depth and intricacies demanded by more sophisticated investors. We also offer our subscribers online training and educational tools that instruct them as to how to capitalize on the quantity and quality of data we provide.

As of the date of this offering circular, we cover all Reg CF deals and approximately 60% of Reg A offerings and are commencing coverage of Rule 506(c) offerings that are live on online private market funding portals.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000147793222005289/kings_1apos.htm - OURBUSINESS

4

FORM C-AR filed with the SEC on June 4, 2021.

Page 6.

“The Business

KingsCrowd is a rating and analytics service for the online private markets that provides both individuals and institutions who generally pay subscription fees for access to its various products with independent analysis and research tools for making informed investment decisions in this newly emerging space.

Overview.

We provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF (“Reg CF”), Rule 506(c) of Regulation D (“Rule 506(c)”), and Regulation A (“Reg A”), which are exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under Securities and Exchange Commission (“SEC”) rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited - 7 - investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 150 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company int a specific funding round.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $12,000. At the end of 2019, we had 90,000 subscribers and of ARR of $50,000. At the end of 2020, we had 300,000 subscribers, including over 10,000 paying subscribers, and ARR of more than $700,000.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000174475721000004/FormCAR2020.pdf

Form 1-SA filed with the SEC on January 26, 2022.

Page 4.

“Overview

In this report, we may refer to KingsCrowd, Inc., a Delaware corporation, as “we,” “us,” the “Company,” or by similar terms.

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.

As of June 1, 2021, we covered all Reg CF deals available to the market, approximately 60% of Reg A offerings and approximately 10% of Rule 506(c) offerings that are live on online private market funding portals.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paid subscribers, and ARR of more than $488,716. At the end of June 2021, we had over 400,000 subscribers and first half-year accrued revenues of $219,425, up from $118,725 in the first half of 2020.

5

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000147793222000445/kings_1sa.htm

Form 1-K filed with the SEC pursuant to Rule 253(g)(1) on August 5, 2021.

Page 5.

Item 1. Business

Overview

Our mission is to democratize investing by providing institutional grade research, analytics tools and ratings to investors in the online private markets.

We offer new and seasoned investors in the online private markets the research and insight they need to make data driven investment decisions. We deliver our data in manageable and cogent segments in plain English without diluting the substance or importance of the information, which keeps the data accessible to novice investors without sacrificing the depth and intricacies demanded by more sophisticated investors. We also offer our subscribers online training and educational tools that instruct them as to how to capitalize on the quantity and quality of data we provide.

Currently, we cover all Reg CF deals available to the market, approximately 60% of Reg A offerings and are commencing coverage of Rule 506(c) offerings that are live on online private market funding portals.

See, https://www.sec.gov/Archives/edgar/data/1744757/000147793222002829/kings_1k.htm

12/31/2021 Financial Statements Note 1

“The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

Education - Providing expert editorial content in addition to “how-to” guides and tools.
Analytics - Offering standardized deal ratings and synthesized data analytics.
Research - Combining in-house market research with crowd-sourced research.
Recommendations - Providing “Top Deal” picks and access to expert network due diligence.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000147793222002829/kings_1k.htm

6

For KCC:

The only reference in the offering materials for the fund include the definitional reference to KCC as follows:

“Sub-Adviser means KingsCrowd Capital, LLC.”

Conclusion: Nothing in these offering materials or periodic reports indicates that the Company is a holding company or that the Company or KCC engage in the business of investing, reinvesting, owning, holding or trading in securities.

3.	Activities of its Officers and Directors

The Company has three directors and KCC has no directors as an LLC. The Company is the sole managing member of KCC and Chris Lustrino, as the CEO of the Company, is responsible for managing the business of KCC. The directors of the Company include its founder (Lustrino), and two other members. Below is an excerpt of the description of the professional background of these three directors and the executive officers of the Company from the Company’s Form 1-A filed with the SEC pursuant to Rule 253(g)(1) on August 5, 2021.

Pages 29 and 30.:

“Cecilia Lenk has served as a director of our Company since 2018. Since 2017, she has served as the chief executive officer of NCI, a financial services firm where she oversees the general operation of the business. From 2012 through 2016, Cecilia was a creative strategist at FableVision, an education and media company. She also currently is a member of the LaunchPad Venture Group, an angel investor organization that invests in startup companies.

Daniel Waterman has served as a director of our Company since our inception. For the last five years, Mr. Waterman has served as the manager of Nantascot LLC, a private investment and real estate company. Mr. Waterman has been realtor at Coldwell Banker since 2015.

Executive Officers

Christopher Lustrino is a founder of the Company and served as a manager and the chief executive officer of our Company prior to the Corporate Conversion and as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and a director since the Corporate Conversion. From 2014 to 2017, he served as a consultant at LEK Consulting, where he focused on private equity due diligence. During 2016 to 2018, Chris was responsible for finance operations at Freebird, a travel tech startup. In 2016, Chris founded Simple.Innovative.Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Venkatachalam Sankaranarayanan, Jr. has served as our Vice President of Strategy since our acquisition of the assets of Early Investing in April 2020: Vin started his career as an online media entrepreneur and pioneer with USA TODAY where he worked from 1995 to 2005. He helped develop much of the content, content models, business models and technology in use today while working for Gannett’s two national publications -- USA WEEKEND and USA TODAY. He has founded several companies in the gaming space and continues to the gaming industry helping to enable new technologies for the space.

Ahmad Takatkah has served as our Vice President – Investments since January 2020. Ahmad comes to KingsCrowd with a blend of venture capital and data science experience. He holds an MBA, is a Kauffman Fellow and from 2009 to 2016, he worked in venture capital, with stops at N2V, Leap Ventures, and ArzanVC. He also spent three years at Carta, a leader in cap table management and private equity technology. In his free time, he runs his own VC and data science-focused blog: VCpreneur.com where he entertains and educates thousands of readers.

7

Howard Schneider has been our Chief Technology Officer since January 2020. Howard has spent the past 30 years co-founding various startups in the chief technology officer role, including several that ended in successful exits, including Bright Tiger Technologies, which was acquired by MacroMedia, Videominex, which was acquired by Iverify.us; and most notably Generate, Inc. which was acquired by Dow Jones. Howard spent two years as chief technology officer of the Dow Jones, Business Intelligence Group after the acquisition. With this time and experience in the financial services sector, Howard has gained significant understanding of financial technology and capital market requirements. Howard also Co-Founded Crowditz, which we acquired in 2018.

Andrew Gordon has served as our Managing Director since April 2020. After graduating from the London School of Economics, Andy worked with the U.S Department of Commerce, the CIA, and a K Street firm that monitored World Bank activities. He went on to consult on a series of infrastructure projects around the world. Following that, he worked with Dow Chemical, Lockheed Martin, and Bethlehem Steel to increase global sales. He also worked under the Governor of Maryland on global trade and investment initiatives. From there he joined a global investment advisory service and then a startup investment advisory service where he provided guidance to accredited investors, retail investors and crowdfunders.

James Bordewick has served as our Chief Legal Officer since April 2021. He began his career in private practice in Boston at Gaston Snow and Ely Bartlett and Ropes & Gray, before becoming the chief legal officer for MFS Investment Management’s fund business. After that, he worked at Bank of America as general counsel for its various asset management businesses and as chief compliance officer of these investment management business and its private bank. Jim then joined an equity crowdfunding portal as the head of operations, legal, and regulatory affairs in order to be part of the growing movement for increasing accessibility to private capital markets for all investors.”

See, https://www.sec.gov/Archives/edgar/data/1744757/000147793222005289/kings_1apos.htm - OURBUSINESS

Conclusion: None of the three directors has any meaningful background investing, reinvesting, owning, holding or trading in securities. Most of the executive officers do not have a background in the investment business with the exception of the Company Vice President - Investments and its Chief Legal Officer.

4.	Nature of its Present Assets

As reflected in the financial statements of the Company for the year ended 12/31/2021 included in its post qualification amendment to its Form 1-A registration statement filed with the SEC on July 21, 2022, the Company has current assets of approximately $1.3 million, total liabilities of approximately $1.4 million and a total shareholder deficit of approximately $54,000. In 2021, it lost almost $4 million from its operations. Financial statement note 3 to such filing, appearing on page F-13, states that “[t]he Company has not generated profits since inception, has sustained net losses of $4,285,000 and $1,307,477 during the years ended December 31, 2021 and 2020, respectively, has an accumulated deficit of $6,146,546 as of December 31, 2021, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020.”

The Company is a classic start-up. Its expenses exceed its revenues and it must continue to raise capital from investors as it seeks to manage its growth and become a sustainable and profitable business.

KCC was not formed until 2022 and has no financial statements. We expect that KCC’s current assets will consist only of management fee revenue it receives from the fund, if any, and that its expenses will comprise operating expenses typical for such entities.

8

Conclusion: the Company’s balance sheet reinforces that the Company does not invest, reinvest or trade in securities. The same is true for KCC.

5.	Source of its Present Income

The sole source of the Company’s income is from paid subscriptions from investors using the investment research generated by the Company. In the future, based on the performance of the fund, the Company will be entitled to receive a portion of the carried interest from the fund, if any. KCC’s sole source of income is its 1% management fee for serving as the sub-adviser for the fund.

Conclusion: The Company currently receives 100% of its revenue from subscriptions from its subscribers. KCC sole source of income will be its management fee from the fund. In no case does the Company or KCC receive any dividend, interest or other income from any source. Because neither KCC nor KCC own securities of other companies, they will not receive any dividend or interest income, nor will they recognize gains or losses from sales of securities and there is no expectation that these circumstances will change in the foreseeable future.

Section 3(a)(1)(C) of the 1940 Act sets forth a numerical test for determining if an issuer is an investment company by reference to the value of investment securities owned by the issuer as percentage of its total assets. In particular, this section provides that “an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

For the purposes of Section 3(a)(1)(C), Section 3(a)(2) of the 1940 Act defines the term “investment securities” to mean “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act. The securities of KCC owned by the Company are excluded from the definition of investment securities pursuant to Section 3(a)(C): KCC is a wholly-owned subsidiary of the Company, KCC is not an investment company and the Company is not relying on Section 3(c)(1) or (7) to be exempt from the definition of an investment company.

The only securities owned by the Company are the membership interests in its subsidiary, KCC, and the entire membership interest in EI, as discussed above. The value of KCC membership interests is nominal, or $0, given that KCC just commenced business, its expenses exceed its revenue and that its only source of revenue is the 1% management fee on the value of the assets of the fund it will receive as the sub-adviser to the fund, which may amount to nothing. Based on the current amount of capital raised by the fund ($1.367 million), on an annualized basis, the 1% management fee will be only $13,670. The value of the EI membership interests, given that this entity has ceased operations and is in the process of dissolving under state law, is $0. Based on its December 31, 2021 financial statements, the value of the Company’s total assets is $1,206,013 ($1,342538 ln total assets less $136,525 in cash and cash equivalents).

Therefore, in order to meet this 40% test in Section 3(a)(1)(C), the value of the investment securities in the numerator of this calculation would need to be at least $482,405.20. (0.40 times $1,206,013). Because the value of securities issued by KCC and owned by the Company can be excluded from the calculation as an eligible subsidiary under Section 3(a)(2)(C), no value of these securities is required to be included in the numerator of this 40% calculation. The value of the EI securities owned by the Company also meet the test for exclusion and; in any event, as described above, the value of these securities is $0. Accordingly, for the purposes of this 40% calculation, the numerator is $0. Therefore, in a calculation where the numerator is $0, there is no result in any calculation.

As to KCC, it owns no investment securities, or any other security as described above. As a result, for the purposes of this 40% calculation, the numerator is $0. Accordingly, for the purposes of this 40% calculation, the numerator is $0. Therefore, in a calculation where the numerator is $0, there is no result in any calculation.

We hope that the responses we have provided in this correspondence and the revisions that we have made in Amendment No. 2 are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

Attachments:

                Letter to Investors

                Corporate Structure Diagram

9

PLEASE REVIEW THIS LETTER WITHOUT DELAY.

PROMPT ACTION IS REQUIRED TO PRESERVE YOUR RIGHTS.

Name and Address of Investor

Dear ________:

We are pleased that you decided to purchase shares of our Class A common stock in our Regulation A offering in view of the many other investment opportunities available to you in the online private markets.

We are writing to advise you that we failed to file our semi-annual report on Form 1-SA with the Securities and Exchange Commission (“SEC”) by its due date on November 2, 2021 because we could not generate the required financial statements on a timely basis. Ultimately, we filed our Form 1-SA with the SEC on January 26, 2022. Because we failed to the Form 1-SA by its due date, we were not in compliance with Regulation A until we filed the Form 1-SA. Therefore, we are offering you and other investors who purchased our securities between November 2, 2021 and January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your subscription and receive from us the return of the entire amount you paid for the shares of Class A common stock.

Under Regulation A, each issuer that has filed an offering statement for a Tier 2 offering that has been qualified pursuant to Regulation A must file with the SEC a special financial report on Form 1-SA if the offering statement did not contain unaudited financial statements covering the first six months of the issuer's current fiscal year if the offering statement was qualified during the last six months of that fiscal year. A Form 1-SA must be filed within 90 calendar days after the qualification date of the offering statement and must include the semiannual financial statements for the first six months of the issuer's fiscal year. Our Form 1-A as qualified by the staff of the SEC did not include the semiannual financial statements for the first six months of our fiscal year. Accordingly, we were required to file a Form 1-SA for our Tier 2 offering, which was qualified by the staff of the SEC on August 4, 2021 (SEC File No. 024-11497), within 90 days after qualification, or November 2, 2021. Because we did not file our Form 1-SA on a timely basis, we were not permitted to rely on the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation A to offer and sell our shares until we filed the Form 1-SA with the SEC. During the period November 2, 2021 to January 26, 2022, we sold 54,364 shares of common stock for an aggregate price of $54,364 to 37 investors, including you.

We are offering you and the other investors who purchased our shares in the Regulation A offering during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your investment and receive from us the return of the entire amount you paid for the shares of Class A common stock.

You must make your decision within 21 days from the date of this letter, otherwise, we will assume that you have elected to reconfirm your purchase of the shares of our Class A common stock and that you have elected not to exercise your right to cancel your subscription for the shares and receive the return of your investment amount.

10

If you elect to cancel your subscription for the Class A shares, the subscription amount will be returned to you through your account at Republic or by crediting the credit card you used to purchase the shares.

We want you to be fully informed in making this investment decision. Toward that end, we set forth below a link to the SEC web page where you can find Post Effective No. 2 to our Form 1-A dated [_____], 2022, which includes the most recent information regarding the Company:

_______________________________________________

WE ADVISE INVESTORS WHO PURCHASED OURS SHARES DURING THE PERIOD NOVEMBER 2, 2021 THROUGH JANUARY 26, 2022 THAT, NOTWITHSTANDING WHETHER YOU RECONFIRM YOUR INVESTMENT IN OUR COMPANY, YOU HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST US IN FEDERAL DISTRICT COURT TO EXERCISE YOUR RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

The “statutory period” under the Securities Act referred to above is found in Section 13 of the Securities Act. Under Section 13 of the Securities Act, “No action shall be maintained to enforce any liability created under section 11 or section 12(a)(2) unless brought within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, or, if the action is to enforce a liability created under section 12(a)(1), unless brought within one year after the violation upon which it is based. In no event shall an action be brought against any person who offers or sells a security in violation of Section 5 of the Securities Act to enforce a liability created under Section 12(a)(1) of the Securities Act (the section of the Securities Act under which you would have a right bring an action against us) more than three years after the security was bona fide offered to the public.” Our Regulation A offering was qualified and the offering to the public commenced on August 4, 2021, thus under Section 13 of the Securities Act an investor would be required to bring an action against us:

●    within one year after the violation on which the lawsuit is based, which would be one year from the date on which you purchased our Class A shares;

●    but no more than three years after we started offering the Class A shares to the public, or until August 3, 2024.

You may have other rights under state law that are not enumerated here.

We advise you that we may use a portion of the net proceeds we receive from our ongoing Regulation A offering to fund payments to investors who elect to receive the return of the amount of their investment in our Company.

Enclosed with this letter is a form by which you can make an election to reconfirm your purchase of our Class A shares or to receive from us the return of the entire amount of your investment in the Class A common stock (the “Election Form”). Also enclosed is a self-addressed, stamped envelope by which you can return the Election Form to us.

Any Election Form received after [_______], 2022 (21 days after the date of this letter) will not be eligible to for consideration of the return of an investor’s subscription funds.

We regret any inconvenience this process may cause to you.

Sincerely,
Christopher Lustrino, Chief Operating Officer

11

KINGSCROWD, INC.

(the “Company”)

ELECTION FORM

Reconfirmation of purchase of Class A Common Stock or Return of Subscription Amount

As described in the letter transmitted to you (the “Information Letter”) with this Election Form (“Election Form”), the Company is offering to each person who subscribed for shares of our Class A common stock (the “Shares”) during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm such subscriber’s investment in the Shares or to cancel the subscription for the Shares and receive the return of the full amount of his or her investment amount (the “Election”).

Before you complete or return this Election Form, you should read the Information Letter and Post Effective Amendment No. 1 to our Form 1-A dated [_____], 2022 (“Post Effective Amendment”). You may obtain a copy of the Post Effective Amendment by downloading it from:

_______________________________________________

Please click on the appropriate box to signify your decision and return this form by 5 pm, Eastern time, on [____], 2022 (21 days after the date of the Information letter) (the “Expiration Time”).

A.	Election

	☐	I elect to RECONFIRM MY SUBSCRIPTION for the Shares.

	☐	Please RETURN MY INVESTMENT in the Shares.

B.	Signature. I hereby represent and confirm to the Company that:

	•	I have received and read, and I understand, the Information Letter and the Post Effective Amendment.

	•	I understand that if I elect to reconfirm my purchase of the Shares, that I will continue to own the number of shares of Class A common stock of KingsCrowd, Inc. that I initially purchased in the Regulation A offering.

	•	I understand that if I elect to cancel my subscription for the Shares, the Company will return to me the amount I paid for the Shares and that my name will be removed as a stockholder from the stock ledger books maintained by the Company or any transfer agent for the Shares, and that the subscription funds will be returned to me through my account on the Republic platform or by crediting the credit card I used to purchase the shares.

	•	I have full power and authority to sign and deliver this Election Form;

12

•	I understand that the Information Letter and this Election Form contain all of the terms of the Election in its entirety, and that I have not relied on any other documents, other than the Poste Effective Amendment, or oral representations from the Company or any of its officers, directors, employees, representatives, affiliates or agents in making my Election.

•	The Company has not made any recommendation to me as to whether I should elect to reconfirm my purchase of the Shares or cancel my subscription and receive the return of my investment in the Shares, and my election is wholly voluntary.

•	I have obtained the consent of my spouse (if applicable) in connection with my election made herein.

•	I have obtained the consent of any other third party that may be required (in accordance with applicable law or the organizational documents of the entity through which I purchased the Shares) in connection with my Election.

•	My Election is correctly set forth in Section A above.

I understand that I must make an election by the Expiration Time and that if I have net returned a completed and signed Election Form prior to the Expiration Time, the Company will assume that I have elected to reconfirm my purchase of the Shares. I understand that I may not revoke my election after the Election Form has been received by the Company and that I cannot change or withdraw my election once I have submitted the Election Form unless the Company has modified the terms of the reconfirmation/return of investment in a material manner.

I also understand that if I alter or modify this Election Form in any way (other than by checking the box corresponding to my election in Section A and completing the signature block below), my alterations and/or modifications will not be effective and will not be binding on the Company.

The Election Form shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

I UNDERSTAND THAT, NOTWITHSTANDING WHETHER I RECONFIRM MY INVESTMENT IN THE COMPANY, I HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST THE COMPANY IN FEDERAL DISTRICT COURT TO EXERCISE MY RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

This form must be completed and signed in the space provided on the ensuing page.

13

INDIVIDUALS

(Signature of Subscriber)	(Signature of Joint Subscriber)

(Print Name)	(Print Name of Joint Subscriber)

(Date)	(Date)

Address:

Street:

City: State: Zip:

Email:

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

Name of Subscriber

By:
(Signature)

Name:

Title:

Date:

Address:

Street:

City: State: Zip:

Email:

14

KINGSCROWD, INC. CORPORATE STRUCTURE CHART

KingsCrowd, Inc. ("KCI")
KCI provides research, analytics tools and ratings used by its customers to assist them in making investment decisions with respect to offerings made by way of online platforms. KCI does not own securities of any entity other than KingsCrowd Capital, LLC and Early Investing, LLC (a dormant shell). KCI does not currently contemplate acquiring securities of any entity other than operating subsidiaries.
Wholly owned subsidiary.
Wholly owned subsidiary.
Asset acquisitions since inception. Each accounted for in FS as an asset purchase. Please see pages 10 and 11 of Post Effective Amendment No. 2 to Form 1-A and note 5 to FS for a discussion of acquisitions.
Early Investing, LLC ("EI")
Acquired entire membership interest in EI in March 2020 consisting of customer lists used in KCI's business.
Assets absorbed into KCI. EI currently is a dormant shell.
KingsCrowd Capital, LLC ("KCC")
Commenced operations in early 2022 to be a sub-advisor to funds established by AngelList.
Uses ratings generated by KCI to make investment decisions. KCC does not owns securities in any entity and does not currently contemplate acquiring securities in any entity.
Crowditz, LLC
Acquired assets in November 2018 consisting of website domains, software, newsletter subscribers, images, and computer equipment and accelerated the growth of data base of information relating to companies undertaking Reg CF offerings.
Newchip Inc.
(now Astralabs Inc.)
Acquired license in December 2019 to use and purchase software and systems used in KCI's business.
TechNori, LLC
Acquired assets in February 2022 consisting of podcasts, broadcasts, recordings and presentations, website domains, social media accounts, emails for newsletter and podcast subscribers, etc.
Crowdwise, LLC
Acquired certain assets in July 2021 consisting of IP used in KCI's business.
Fund pays KCC an annual management fee and a portion of the carried interest.
AngelList
Third Party Fund Manager
Invests based on information provided by KCC, which uses information generated from KCI's analysis of issuers conducting offerings hosted by online platforms.
Fund I, a series of KingsCrowd Capital Funds, LP
Owned by third-party investors.
Raised $1.367 million in committed capital from 46 investors through August 8, 2022. No capital deployed
Fund pays AngelList and its affiliates annual fees to serve as the advisor and administrator of the Fund. AngelList receives a portion of any carried interest.

15